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January 6, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

Re:	Myomo, Inc.
Draft Offering Statement on Form 1-A
Submitted November 17, 2016
CIK No. 0001369290

Dear Ms. Ravitz:

On behalf of Myomo, Inc. (the “Company”), we hereby submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 14, 2016 regarding the above referenced draft offering statement of the Company confidentially submitted to the Commission on Form 1-A (CIK No. 0001369290) on November 17, 2016 (the “Draft Offering Statement”).

The Company is concurrently filing publicly via EDGAR the Offering Statement on Form 1-A (“Offering Statement”).

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Offering Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Offering Statement.

Duane Morris llp
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

Amanda Ravitz

January 6, 2017

Parts II and III

Cover Page

1.	Please reconcile your disclosure here that the proceeds of the offering will be held in an escrow account until closing with your disclosure on page 29 that the proceeds will not be held in an escrow account or otherwise segregated as part of the offering process with regard to investors using a BANQ online brokerage account.

RESPONSE: In response to the Staff’s comment, the cover page of the Offering Statement has been revised to reflect that the proceeds of the offering will be held in an escrow account until closing except with respect to those investors using a BANQ online brokerage account.

The Offering, page 3

2.	We note your disclosure that you have 61,879,167 shares outstanding before the offering which appears per your footnote to include 41,957,000 shares of common stock issuable upon conversion of your preferred stock. Please tell us how you have calculated this disclosure given that the number of outstanding shares as of June 30, 2016 per your balance sheet was 16,507,514 and it does not appear from your disclosure under “Subsequent Events” on page F-45 that you issued shares of common stock subsequent to that date.

RESPONSE: In response to the Staff’s comment, in addition to the Company reflecting in its disclosure the reverse stock split, effective as of December 20, 2016, it incorporated the assumptions included in the Offering Statement: (i) the issuance of 25,000 shares of Common Stock upon the automatic conversion of certain subordinated convertible promissory notes in an aggregate principal amount of $150,000 issued in June 2016 at a price per share equal to $6.00 and (ii) that the Company will repay 50% of the principal and interest outstanding on its notes payable, shareholder by issuing 79,193 shares of Common Stock upon the Offering.

Use of Proceeds, page 23

3.	We note your disclosure that you plan to use a portion of the proceeds of your offering to discharge indebtedness. Please provide the disclosure required by Instruction 6 to Item 6 of Part II of Form 1-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the “Use of Proceeds” section in the Offering Statement to disclose the information required by Instruction 6 to Item 6 of Part II of Form 1-A.

Dilution, page 25

4.	Please revise your disclosure to compare the public contribution under the proposed public offering to the average cash contribution of your officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year or that they have a right to acquire, rather than the cash contribution of all existing investors. See Item 4 of Part II of Form 1-A.

RESPONSE: In response to the Staff’s comment, the Company has added a paragraph at the end of the “Dilution” section that provides the disclosure required by Item 4 of Part II of Form 1-A.

Amanda Ravitz

January 6, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

5.	Please provide the information required by Item 9(d) of Part II of Form 1-A. In this regard, we note your disclosures on pages 31 and 46 that you are replacing your current, exclusive distributor in January 2017 and that your current distributor has agreed to resell your product to VA hospitals. Ensure you file your distribution agreement currently in effect as an exhibit to your Offering Circular.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 31 and 33 of the Offering Statement regarding the Össur and Ottobock agreements and the expected financial results based on the replacement of Össur as the Company’s exclusive distributor. In addition, the Company has filed the Össur and Ottobock agreements as exhibits to the Offering Statement. Due to the confidential information contained in such agreements, the Company has requested confidential treatment for certain portions included therein in accordance with the rules and regulations of the Commission.

Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015, page 33

6.	Please quantify the extent to which changes in revenues are attributable to changes in price or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Refer to Item 9(a) of Part II of Form 1-A. Also clarify, to the extent known, why “sales from certain O&P providers” decreased in the year ended December 31, 2015 compared to the year ended December 31, 2014.

RESPONSE: In response to the Staff’s comment, the Company has quantified the changes in revenue as a result of changes in the amount of products being sold and has revised its disclosure to clarify the reason for the decrease in revenues.

Clinical Studies, page 45

7.	Since safety and efficacy are terms of art used in describing FDA clearance and approvals, please refrain from describing your clinical studies as evaluating “safety” or “efficacy,” since it is only the FDA clearance that addresses these characteristics. Instead, discuss the actual details of the studies that have commenced.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to refrain from the specified language above and has provided revised language with respect to the studies.

Intellectual Property, page 47

8.	Please provide additional details regarding the MIT waiver agreement. We note as examples only that you have not disclosed the material terms of the milestones that you have not complied with or whether the waiver agreement has an expiration date or may be terminated. Also revise the first risk factor on page 14 as appropriate.

RESPONSE: In response to the Staff’s comment, the Company has provided additional details regarding the MIT waiver agreement. At this time, MIT has not threatened the termination of the licenses granted to the Company and the waiver agreement confirms that any noncompliance with the license agreement has been waived. Accordingly, no revisions are required in connection with the risk factor on page 14 of the Offering Statement.

Please feel free to contact the undersigned at (212) 692-1036 if you have any questions relating to the Offering Statement or this letter.

Very truly yours,

David N. Feldman, Esq.

DNF: bjb

cc:	Paul R. Gudonis, Chief Executive Officer